February 4, 2019

Paul M. Galvin
Chairman and Chief Executive Officer
SG Blocks, inc.
195 Montague Street, 14th Floor
Brooklyn, NY 11201

       Re: SG Blocks, Inc.
           Registration Statement on Form S-3
           Filed December 18, 2018
           File No. 333-228882

Dear Mr. Galvin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction